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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------


                                INTERVOICE, INC.
             (Exact name of registrant as specified in its charter)


                  TEXAS                               75-1927578
(State of incorporation or organization) (I.R.S. employer identification number)

         17811 WATERVIEW PARKWAY
             DALLAS, TEXAS                              75252
(Address of principal executive offices)              (Zip Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             Title of Each Class              Name of Each Exchange on Which
             to be so Registered              Each Class is to be Registered
     (1)  COMMON STOCK, NO PAR VALUE              CHICAGO STOCK EXCHANGE

     (2)  PREFERRED STOCK PURCHASE RIGHTS         CHICAGO STOCK EXCHANGE

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
Not Applicable

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (Title of Class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         GENERAL. This Registration Statement relates to the registration of the common stock, no par value per share ("Common Stock"), of InterVoice, Inc., a Texas corporation (the "Company" or "Registrant"), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"). The following is a description of the Company's capital stock.

         The authorized stock of the Company consists of 62,000,000 shares of Common Stock, no par value per share, and 2,000,000 shares of preferred stock, $100 par value per share (the "Preferred Stock"), of which 200,000 shares have been designated Series A Preferred Stock. As of May 25, 1999, there were 28,773,531 shares of Common Stock outstanding, held by approximately 11,009 beneficial holders, and 5,994,800 shares issued and held by the Company in its treasury. No shares of the Preferred Stock have been authorized for issuance or are outstanding.

         COMMON STOCK. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes may not be cumulated in the election of directors of the Company. Shareholders have no preemptive, subscription or conversion rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Subject to certain rights and preferences of the holders of any Preferred Stock, holders of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and are, subject to the preferential rights of any Preferred Stock, entitled, in the event of liquidation, to share ratably in all assets remaining after payment of all obligations of the Company. With respect to any action required by the shareholders of the Company, the affirmative vote of the holders of a majority of the Company's issued and outstanding Common Stock entitled to vote is sufficient to authorize, affirm, ratify or consent to such action, unless the vote of a higher percentage is required by statute.

         TRANSFER AGENT AND REGISTRAR. Harris Trust & Savings Bank is the registrar and transfer agent for the Common Stock.

         SPECIAL MEETINGS. Special Meetings of the shareholders of the Company may be called by the Chairman of the Board or the President, and shall be called by the President or Secretary at the request of a majority of the Board of Directors or by shareholders holding not less than 10% of the outstanding voting stock of the Company.

         BUSINESS COMBINATION LAW. The Company is subject to Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act, which took effect September 1, 1997. In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" (defined generally to include (i) mergers or share exchanges, (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transactions by the corporation that would increase the affiliated shareholder's number of shares of the corporation, (iv) certain liquidations or dissolutions, and (v) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation) with an "issuing public corporation" (which includes the Company) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless
(a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by


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the affiliated shareholder on such date or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates. The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and continuously until the announcement date of the business combination. In discharging the duties of director under the Business Combination Act or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and its shareholders, including the possibility that those interests may be best served by the continued independence of the Company.

         LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS. The Articles of Incorporation, as amended, of the Company contain a provision that limits the liability of the Company's directors as permitted by the Texas Miscellaneous Corporation Laws Act. The provision eliminates the personal liability of directors to the Company and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, an act or omission for which the liability of a director is expressly provided for by an applicable statute, an act related to an unlawful stock repurchase or payment of a dividend, or in respect of any transaction from which a director received an improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director's office. Pursuant to the Articles of Incorporation, the limitation on the personal liability of directors set forth therein shall not be exclusive to any rights to which a director may be entitled by law, the Company's Bylaws, agreement vote of the shareholders or disinterested directors, or otherwise.

         The Company's Bylaws, as amended, provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. In addition, the Company maintains a directors' and officers' liability insurance policy insuring its directors and officers against certain liabilities and expenses incurred by them in their capacities as such. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended, is against public policy and is unenforceable pursuant to Section 14 of such act.

         PREFERRED STOCK PURCHASE RIGHTS. On April 23, 1991, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock . The dividend was paid on May 10, 1991 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one eight-hundredths of a share of Series A Preferred Stock, par value $100 per share (the "Preferred Shares"), of the Company at a price of $37.50 per one eight-hundredths of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and Society National Bank, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention


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to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates representing shares of Common Stock outstanding as of the Record Date, by such certificate.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on May 10, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one eight-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to receive a dividend payable in cash, stock or otherwise when, as and if declared by the Board of Directors. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of eight hundred times the payment made per share of Common Stock. Each Preferred Share will have eight hundred votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive eight hundred times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one eight-hundredths interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.



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         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

         At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one eight-hundredths of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one eight-hundredths of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.00125 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         One Right was distributed to shareholders of the Company for each share of Common Stock owned of record by them on May 10, 1991. One Right will be issued with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the date of redemption of the Rights and the Final Expiration Date. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 200,000 Preferred Shares.



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         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offer or willing to negotiate in good faith with the Board of Directors. Nor should the Rights interfere with any merger or business combination approved by the Board prior to an Acquiring Person's acquiring 20% or more of the Company's Common Stock.

         A copy of the Amended and Restated Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached as an exhibit hereto and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Rights Agreement.

ITEM 2.  EXHIBITS.

         The following Exhibits are filed, or incorporated by reference as permitted by Rule 12b-32 under the Act, as a part of this Registration
Statement:

1.(1)    Articles of Incorporation, as amended, of the Registrant.

2.(2)    Second Restated Bylaws of the Registrant.

3.(3) Amended and Restated Rights Agreement, dated as of December 12, 1994, between InterVoice, Inc. and Society National Bank, which includes as Exhibit B the Form of Right Certificate.

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(1)  Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1995, filed with the Securities and Exchange Commission on May 30, 1995.

(2) Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1991, filed with the Securities and Exchange Commission on May 29, 1991, as amended by Amendment No. 1 on Form 8 to Annual Report on Form 10-K, filed with the Securities and Exchange Commission on August 1, 1991.

(3) Incorporated by reference to Exhibit 1 to Form 8-A/A (Amendment No. 1) filed with the Securities and Exchange Commission on December 15, 1994

         All Exhibits required by this Registration Statement will be supplied to the Chicago Stock Exchange.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      INTERVOICE, INC.
                                        (Registrant)



Date: May 27, 1999

                                      By: /s/ ROB-ROY J. GRAHAM
                                         --------------------------------
                                      Rob-Roy J. Graham,
                                      Chief Financial Officer
                                       and Secretary